Exhibit 99.1

China Information Technology to Sell Property and Repurchase Company Shares

SHENZHEN, China, Nov. 17, 2014 /PRNewswire/ -- China Information Technology, Inc. (the "Company") (Nasdaq GS: CNIT), a leading provider of integrated cloud-based platform, exchange, and big data solutions to the Chinese new media industry, today announced it has signed a Letter of Intent (LOI) with an unrelated party to sell the Company's Fuyong Industrial Park for RMB375.0 million (approximately US$61.2 million). In addition to working capital, proceeds from the sale will be used to fund a RMB61.3 million (US$10.0 million) share repurchase program and pay down RMB200.0 million (US$32.6 million) in short-term bank loans.

Mr. Jianghuai Lin, Chairman and CEO of CNIT stated, "With our successful transition to a cloud-based asset-light business model, we no longer need a large physical property. We believe that it will add more shareholder value by selling the Fuyong Industrial Park than holding it. Proceeds from the sale will drastically improve our balance sheet and enable us to launch the expansion of our new media advertising business. In addition, we are initiating a share repurchase program to demonstrate our commitment to increasing shareholder value and our confidence in CNIT's future growth."

CNIT has received an earnest money deposit of RMB30 million (US$4.89 million) upon signing the Letter of Intent. Detailed transaction terms and procedures are pending approval from the board of directors of both parties. The Company expects to complete the sales transaction and receive full payments by June 30, 2015.

In addition, approved by its Board of Directors, the Company plans to implement a US$10 million share repurchase program over the next 12 months, in a manner consistent with market conditions and the interest of shareholders. The timing and scale of any purchases will depend upon market conditions, the trading price of the Company's ordinary shares and other factors, and are subject to applicable legal restrictions related to volume, price and timing, including but not limited to, Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly.

About China Information Technology, Inc.

Headquartered in Shenzhen, China Information Technology, Inc. provides integrated cloud-based platform, exchange, and big data solutions to the Chinese new media industry. The Company's ecosystem enables ad buyers and sellers to seamlessly manage the entire advertisement lifecycle and exchange media resources. Based on its proprietary Cloud-App-Terminal (CAT) model, the Company has created an integrated cloud-based new media platform, which supports its online advertisement exchange platform Taoping Net and related big data value-added services. These strategic initiatives are forming an extensive and diversified CNIT ecosystem and laying a solid foundation for a sustainable business. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Tiffany Pan
Tel: +86 755 8370 4767
Email: ir@chinacnit.com
http://www.chinacnit.com

Grayling
Shiwei Yin
Investor Relations
Tel: +1.646.284.9474
Email: cnit@grayling.com